Filed by WSFS Financial Corporation

Commission File No. 001-35638

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp, Inc. of Pennsylvania

Commission File No. 000-54246

Talking Points About Our Partnership With WSFS Bank

Announcement

•	We announced that we’ve signed a definitive agreement to merge Alliance Bank into WSFS Bank.

•	As two longstanding financial institutions with strong footholds in the Delaware Valley, this partnership will strengthen our collective ability to serve our community.

•	WSFS Bank is the largest and oldest bank and trust company headquartered in the Delaware Valley. WSFS is the seventh oldest bank in the United States continuously operating under the same name. Since 1832, WSFS has kept its tradition of helping citizens safeguard and increase their savings, along with providing families and businesses with a wide range of banking services.

•	WSFS provides comprehensive financial services including commercial banking, retail banking and trust and wealth management.

Transaction Notes of Interest

•	Based on WSFS Bank’s current Pennsylvania presence, their intention is to keep all Alliance Branches open as part of this transaction. Following the merger, our Customers will have access to 52 branches (38 in Delaware and 14 in Pennsylvania).

•	Transactions like this often have overlapping positions and there will be some displacements. All Human Capital decisions will be communicated no later than June 1, 2015. We are working with our partners at WSFS Bank to make those determinations over the next several months. Everyone will be given opportunities throughout WSFS’ 44 branches, as well as at their other offices and divisions. For those ultimately displaced, WSFS Bank will work closely with those individuals; severance and outplacement assistance will be provided up to six months based on years of service.

Timing and Approvals

•	The transaction will likely close early in 4Q 2015.

•	We’ll be working together over that period to further cultivate our partnership and mutually forge the path ahead.

Why is this good?

•	We share a culture of commitment to our Customers, Communities, and Associates.

•	We will be providing more options to help Customers manage and grow their money, with cash management tools, wealth management services, commercial banking services, robust online and mobile banking products, and a vast regional network of over 450 WSFS branded surcharge-free ATMs across the region.

•	Career opportunities and personal growth.

•	WSFS offers a 401(k) matching program.

•	For all employees that stay, your Alliance Bank years of service will carry over.

FOR INTERNAL USE ONLY

Integration of Alliance Bank and WSFS Bank

•	We will work together for a smooth integration. Given the fact that WSFS has done this before successfully, we are confident it will be a seamless process.

WSFS Branch & LPO Locations

FOR INTERNAL USE ONLY

Important Additional Information and Where to Find It

In connection with the proposed merger, WSFS will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Alliance and a prospectus of WSFS, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF ALLIANCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about WSFS and Alliance, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, from WSFS at www.wsfsbank.com under the heading “About WSFS” and then under the heading “Investor Relations” and then under “SEC Filings” or from Alliance by accessing Alliance’s website at www.allianceanytime.com under the heading “Stockholder Information” and then, under “Corporate and Market Information”. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801, Attention: Corporate Secretary, Telephone: (302) 792-6000 or to Alliance Bancorp, Inc. of Pennsylvania, 541 Lawrence Road, Broomall, Pennsylvania 19008, Attention: Corporate Secretary, Telephone: (610) 353-2900.

Alliance and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock is set forth in the proxy statement for Alliance’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 19, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FOR INTERNAL USE ONLY

Filed by WSFS Financial Corporation

Commission File No. 001-35638

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp, Inc. of Pennsylvania

Commission File No. 000-54246

Talking Points About Our Partnership With Alliance Bank

Announcement

•	We announced that we’ve signed a definitive agreement to merge Alliance Bank into WSFS Bank.

•	As two longstanding financial institutions with strong footholds in the Delaware Valley, this partnership will further secure our future and our collective ability to serve our community.

•	Alliance Bank has been a staple of Delaware County, Pennsylvania since 1938; a community bank, just like WSFS.

•	Alliance Bank has 8 branches (7 in Delaware County and 1 in Chester County) so our partnership will significantly increase our presence in Pennsylvania.

Transaction Notes of Interest

•	Transactions like this often have overlapping positions and there will be some displacements. All Human Capital decisions will be communicated no later than June 1, 2015. Everyone will be given opportunities throughout WSFS’ 40+ branches, as well as at their other offices and divisions. For those ultimately displaced, WSFS Bank will work closely with those individuals; severance and outplacement assistance will be provided.

•	Our partnership with Alliance Bank is consistent with our strategic growth plans in southeastern Pennsylvania and will add 8 locations to our branch network. Based on our current Pennsylvania presence, we intend to keep all Alliance Branches open as part of this transaction. Following the merger, our Customers will have access to 52 branches (38 in Delaware and 14 in Pennsylvania).

Timing and Approvals

•	The transaction will likely close early in 4Q 2015.

•	We’ll be working together over that period to further cultivate our partnership and mutually forge the path ahead.

Why is this good?

•	Alliance Bank is the only remaining independent community bank of scale headquartered in Delaware County, Pennsylvania – they will help us strengthen our network and add important relationships to our banking franchise.

•	Following the merger, WSFS will have 17 locations (including LPOs) in southeastern Pennsylvania, including 11 in Delaware County.

•	We share a culture of commitment to our Customers, Communities, and Associates.

•	We will enrich our human capital, by bringing more talent into our organization.

•	We will be providing more options to help Alliance Customers manage and grow their money, with cash management tools, wealth management services, commercial banking services, robust online and mobile banking products, and a vast regional network of over 450 surcharge-free ATMs across the region.

•	WSFS is stronger than ever and we continue to grow, create jobs and invest in our communities.

FOR INTERNAL USE ONLY

Integration of Alliance Bank

•	We will work together for a smooth integration. Given the fact that we have done this before successfully, we are confident it will be a seamless process.

Important Additional Information and Where to Find It

In connection with the proposed merger, WSFS will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Alliance and a prospectus of WSFS, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF ALLIANCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about WSFS and Alliance, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, from WSFS at www.wsfsbank.com under the heading “About WSFS” and then under the heading “Investor Relations” and then under “SEC Filings” or from Alliance by accessing Alliance’s website at www.allianceanytime.com under the heading “Stockholder Information” and then under “Corporate and Market Information”. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801, Attention: Corporate Secretary, Telephone: (302) 792-6000 or to Alliance Bancorp, Inc. of Pennsylvania, 541 Lawrence Road, Broomall, Pennsylvania 19008, Attention: Corporate Secretary, Telephone: (610) 353-2900.

Alliance and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock is set forth in the proxy statement for Alliance’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 19, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FOR INTERNAL USE ONLY

Filed by WSFS Financial Corporation

Commission File No. 001-35638

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp, Inc. of Pennsylvania

Commission File No. 000-54246

March 3, 2015

As you are aware, earlier today, we entered into an agreement to join together and to partner going forward. As two long-standing financial institutions with strong footholds in the Delaware Valley, this partnership will further secure our future and our collective ability to serve our community.

By partnering, we will expand our products and services, and we will increase our banking office network. We will enrich our human capital, bringing new talent into our organization. We will realize the benefits of a stronger balance sheet and our community investment will be enhanced as well.

Now that the definitive agreement has been signed, we enter into a transition period, where we will further cultivate our partnership and mutually forge the path ahead. Upon regulatory approval, we will officially close this transaction, which we expect to be in the 4th Quarter, 2015. There’s much to accomplish over these next several months and we need your help to ensure a smooth transition and our future success.

We will be engaging you throughout the process and we will keep you posted along the way. Being open and candid is one of our core values; we will be communicating frequently with you, via e-mail and at times, in person. We recognize that you will have questions as the weeks go by, and we promise to answer them as quickly as we can.

Thank you for partnering with us, for helping us to thoughtfully combine our organizations and for giving us the opportunity to serve our communities even better as we move forward.

Sincerely,

Dennis D. Cirucci	Mark A. Turner
President & CEO	President & CEO
Alliance Bank	WSFS Bank

Important Additional Information and Where to Find It

In connection with the proposed merger, WSFS will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Alliance and a prospectus of WSFS, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF ALLIANCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about WSFS and Alliance, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, from WSFS at www.wsfsbank.com under the heading “About WSFS” and then under the heading “Investor Relations” and then under “SEC Filings” or from Alliance by accessing Alliance’s website at www.allianceanytime.com under the heading “Stockholder Information” and then, under “Corporate and Market Information”. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801, Attention: Corporate Secretary, Telephone: (302) 792-6000 or to Alliance Bancorp, Inc. of Pennsylvania, 541 Lawrence Road, Broomall, Pennsylvania 19008, Attention: Corporate Secretary, Telephone: (610) 353-2900.

Alliance and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock is set forth in the proxy statement for Alliance’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 19, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.